Pricing Supplement (To the Prospectus dated July 23, 2013, the Prospectus Supplement dated July 23, 2013, and the Product Prospectus Supplement dated July 25, 2013)	Filed Pursuant to Rule 424(b)(2) Registration No. 333-189888 November 24, 2014
Royal Bank of Canada	$2,175,000 Levered Market Plus Notes due November 29, 2019 Linked to the S&P MidCap 400® Index Senior Global Medium-Term Notes, Series F
General
•
The Notes are designed for investors who seek a return of 1.105 times the appreciation of the S&P MidCap 400® Index.  Investors should be willing to forgo interest and dividend payments and, if the Index declines by more than 25%, be willing to lose some or all of their principal.

•	Senior unsecured obligations of Royal Bank of Canada maturing November 29, 2019.(a)
•	Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof.
•	The Notes priced on November 24, 2014 (the “pricing date”) and will be issued on November 28, 2014 (the “issue date”).
Key Terms	Terms used in this pricing supplement, but not defined herein, shall have the meanings ascribed to them in the product prospectus supplement.
Issuer:	Royal Bank of Canada
Reference Asset:	S&P MidCap 400® Index (the “Index”; Bloomberg ticker symbol “MID<Index>”)
Leverage Factor:	1.105
Payment at Maturity:
If the Final Level is greater than the Initial Level, you will receive a cash payment that provides you with a return equal to the Percentage Change multiplied by the Leverage Factor.  Accordingly, if the Percentage Change is positive, your payment per $1,000 in principal amount of the Notes will be calculated as follows:
$1,000 + [$1,000 x (Percentage Change x Leverage Factor)]
If the Final Level is equal to or less than the Initial Level but greater than or equal to the Barrier Level, resulting in a Percentage Change that is equal to or less than 0% but greater than or equal -25%, you will receive the principal amount of your Notes at maturity.
If the Final Level is less than the Barrier Level, you will lose 1% of the principal amount of your Notes for every 1% that the Final Level declines from the Initial Level.  Accordingly, if the Percentage Change is less than -25%, your payment per $1,000 in principal amount of the Notes will be calculated as follows:
$1,000 + ($1,000 x Percentage Change)
If the Final Level is less than the Initial Level by more than 25%, you will lose 1% of the principal amount of your Notes for every 1% that the Percentage Change is less than 0%.  Any payment on the Notes, including any repayment of principal, is subject to the creditworthiness of the Issuer and is not guaranteed by any third party. For a description of risks with respect to the ability of Royal Bank of Canada to satisfy its obligations as they come due, see “Selected Risk Considerations—Credit of Issuer” in this pricing supplement.

Percentage Change:	The performance of the Index from the Initial Level to the Final Level, calculated as follows: Final Level – Initial Level Initial Level
Barrier Level:	1,090.44, which is 75% of the Initial Level.
Initial Level:	1,453.92, which was the closing level of the Index on the pricing date.
Final Level:	The closing level of the Index on the valuation date.
Valuation Date:	November 25, 2019(a)
Maturity Date:	November 29, 2019(a)
Calculation Agent:	RBC Capital Markets, LLC
CUSIP/ISIN:	78010U6A0/US78010U6A07
Estimated Value:
The estimated initial value of the Notes as of the pricing date is $953.56 per $1,000 in principal amount. The actual value of the Notes at any time will reflect many factors, cannot be predicted with accuracy, and may be less than this amount.

(a)	Subject to postponement if a market disruption event occurs, as described under “General Terms of the Notes—Market Disruption Events” in the product prospectus supplement.
Investing in the Notes involves a number of risks.  See “Additional Risk Factors Specific to the Notes” beginning on page PS-4 of the product prospectus supplement, “Risk Factors” beginning on page S-1 of the prospectus supplement and beginning on page 1 of the prospectus and “Selected Risk Considerations” beginning on page PS-4 of this pricing supplement.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes will not constitute deposits insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation or any other Canadian or U.S. government agency or instrumentality.

	Price to Public	Underwriting Commission1	Proceeds to Royal Bank of Canada
Per Note	$1,000	$30	$970
Total	$2,175,000	$65,250	$2,109,750
1	J.P. Morgan Securities LLC will act as placement agent for the Notes. The placement agent will receive a fee from us or one of our affiliates of $30 per $1,000 in principal amount of the Notes.

RBC Capital Markets, LLC	J.P. Morgan Securities LLC
Placement Agent

ADDITIONAL TERMS OF THE NOTES

You should read this pricing supplement together with the prospectus dated July 23, 2013, as supplemented by the prospectus supplement dated July 23, 2013 and the product prospectus supplement dated July 25, 2013, relating to our Senior Global Medium-Term Notes, Series F, of which these Notes are a part. Capitalized terms used but not defined in this pricing supplement will have the meanings given to them in the product prospectus supplement. In the event of any conflict, this pricing supplement will control.  You should read this pricing supplement carefully.

This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement dated July 23, 2013 and “Additional Risk Factors Specific to the Notes” in the product prospectus supplement dated July 25, 2013, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. You may access these documents on the Securities and Exchange Commission (the “SEC”) website at www.sec.gov as follows (or if that address has changed, by reviewing our filings for the relevant date on the SEC website):

Prospectus dated July 23, 2013:
http://www.sec.gov/Archives/edgar/data/1000275/000121465913004043/f722130424b3.htm

Prospectus Supplement dated July 23, 2013:
http://www.sec.gov/Archives/edgar/data/1000275/000121465913004045/j716130424b3.htm

Product Prospectus Supplement ERN-EI-1 dated July 25, 2013:
http://www.sec.gov/Archives/edgar/data/1000275/000121465913004079/a724130424b5.htm

Our Central Index Key, or CIK, on the SEC website is 1000275.  As used in this pricing supplement, the “Company,” “Royal Bank”, “we,” “us,” or “our” refers to Royal Bank of Canada.

What Is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Index?

The following table illustrates the hypothetical total return at maturity on the Notes.  The “total return,” as used in this pricing supplement, is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 in principal amount of the Notes to $1,000.  The hypothetical total returns and examples set forth below are based on the Leverage Factor of 1.105, the Initial Level of 1,453.92, the Barrier Level of 1,090.44, and the hypothetical Final Levels as set forth below.  The actual Final Level will be determined based on the closing level of the Index on the valuation date.  The hypothetical total returns and examples set forth below are for illustrative purposes only and may not be the actual total returns applicable to the Notes.  The numbers appearing in the following table and examples have been rounded for ease of analysis.  The examples below do not take into account any tax consequences from investing in the Notes.

Final Level	Percentage Change	Payment at Maturity	Total Return on the Notes
2,180.88	50.00%	$1,552.50	55.25%
2,035.49	40.00%	$1,442.00	44.20%
1,890.10	30.00%	$1,331.50	33.15%
1,744.70	20.00%	$1,221.00	22.10%
1,672.01	15.00%	$1,165.75	16.58%
1,599.31	10.00%	$1,110.50	11.05%
1,570.23	8.00%	$1,088.40	8.84%
1,526.62	5.00%	$1055.25	5.53%
1,490.27	2.50%	$1027.63	2.76%
1,453.92	0.00%	$1,000.00	0.00%
1,308.53	-10.00%	$1,000.00	0.00%
1,163.14	-20.00%	$1,000.00	0.00%
1,090.44	-25.00%	$1,000.00	0.00%
1,017.74	-30.00%	$700.00	-30.00%
872.35	-40.00%	$600.00	-40.00%
726.96	-50.00%	$500.00	-50.00%
581.57	-60.00%	$400.00	-60.00%
436.18	-70.00%	$300.00	-70.00%
290.78	-80.00%	$200.00	-80.00%
145.39	-90.00%	$100.00	-90.00%
0.00	-100.00%	$0.00	-100.00%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The level of the Index increases from the Initial Level of 1,453.92 to a Final Level of 1,599.31, resulting in a Percentage Change of 10.00%.

Because the Percentage Change is greater than 0%, the investor receives a payment at maturity of $1,110.50 per $1,000 in principal amount of the Notes, calculated as follows:

$1,000 + [$1,000 x (10.00% x 1.105)] = $1,110.50

Example 2: The level of the Index decreases from the Initial Level of 1,453.92 to a Final Level of 1,308.53, resulting in a Percentage Change of -10.00%.

Because the Percentage Change is equal to or less than 0% and greater than or equal to -25%, the investor will receive a payment at maturity of $1,000 per $1,000 in principal amount of the Notes.

Example 3: The level of the Index decreases from the Initial Level of 1,453.92 to a Final Level of 726.96, resulting in a Percentage Change of -50.00%.

Because the Percentage Change is less than -25%, the investor will receive a payment at maturity of $500.00 per $1,000 in principal amount of the Notes, calculated as follows:

$1,000 + ($1,000 x -50%) = $500.00

Selected Purchase Considerations

•	Appreciation Potential—The Notes provide the opportunity to enhance equity returns by multiplying a positive Percentage Change by the Leverage Factor.

•
Limited Protection Against Loss— Payment at maturity of the principal amount of the Notes is protected against a decline in the Final Level, as compared to the Initial Level, of up to 25%.  If the Final Level is less than the Initial Level by more than 25%, you will lose an amount equal to 1% of the principal amount of your Notes for every 1% that the Percentage Change is less than 0%.  Because the Notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due and is not guaranteed by any third party. For a description of the risks with respect to the credit of Royal Bank of Canada, see “Selected Risk Considerations—Credit of Issuer” in this pricing supplement.

Selected Risk Considerations

An investment in the Notes involves significant risks.  Investing in the Notes is not equivalent to investing directly in the Index.  These risks are explained in more detail in the section “Additional Risk Factors Specific to the Notes,” beginning on page PS-4 of the product prospectus supplement.  In addition to the risks described in the prospectus supplement and the product prospectus supplement, you should consider the following:

•
Principal at Risk – Investors in the Notes could lose all or a substantial portion of their principal amount if there is a decline in the level of the Index.  If the Final Level is less than the Initial Level by more than 25%, you will lose 1% of the principal amount of your Notes for each 1% that the Final Level is less than the Initial Level.

•
The Notes Do Not Pay Interest and Your Return May Be Lower than the Return on a Conventional Debt Security of Comparable Maturity – There will be no periodic interest payments on the Notes as there would be on a conventional fixed-rate or floating-rate debt security having the same maturity.  The return that you will receive on the Notes, which could be negative, may be less than the return you could earn on other investments.  Even if your return is positive, your return may be less than the return you would earn if you bought a conventional senior interest bearing debt security of Royal Bank.

•
Credit of Issuer – The Notes are Royal Bank’s senior unsecured debt securities.  As a result, your receipt of the amount due on the maturity date is dependent upon Royal Bank’s ability to repay its obligations at that time.  This will be the case even if the level of the Index increases after the pricing date.  No assurance can be given as to what our financial condition will be at the maturity of the Notes.

•
There May Not Be an Active Trading Market for the Notes—Sales in the Secondary Market May Result in Significant Losses – There may be little or no secondary market for the Notes.  The Notes will not be listed on any securities exchange.  RBCCM and other affiliates of Royal Bank may make a market for the Notes; however, they are not required to do so.  RBCCM or any other affiliate of Royal Bank may stop any market-making activities at any time.  Even if a secondary market for the Notes develops, it may not provide significant liquidity or trade at prices advantageous to you.  We expect that transaction costs in any secondary market would be high.  As a result, the difference between bid and asked prices for your Notes in any secondary market could be substantial.

•
You Will Not Have Any Rights to the Securities Included in the Index – As a holder of the Notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities included in the Index would have.

•
Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the level of the Index on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected volatility of the Index;

•	the time to maturity of the Notes;

•	the dividend rate on the securities included in the Index;

•	interest and yield rates in the market generally;

•	a variety of economic, financial, political, regulatory or judicial events; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

•
The Estimated Initial Value of the Notes Is Less than the Price to the Public – The estimated initial value that is set forth on the cover page of this pricing supplement does not represent a minimum price at which we, RBCCM or any of our affiliates would be willing to purchase the Notes in any secondary market (if any exists) at any time.  If you attempt to sell the Notes prior to maturity, their market value may be lower than the price you paid for them and the estimated initial value.  This is due to, among other things, changes in the level of the Index, the borrowing rate we pay to issue securities of this kind, and the inclusion in the price to the public of the underwriting discount and the costs relating to our hedging of the Notes.  These factors, together with various credit, market and economic factors over the term of the Notes, are expected to reduce the price at which you may be able to sell the Notes in any secondary market and will affect the value of the Notes in complex and unpredictable ways.  Assuming no change in market conditions or any other relevant factors, the price, if any, at which you may be able to sell your Notes prior to maturity may be less than your original purchase price. The Notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your Notes to maturity.

•
The Estimated Initial Value of the Notes Is an Estimate Only, Calculated as of the Pricing Date – The value of the Notes at any time after the pricing date will vary based on many factors, including changes in market conditions, and cannot be predicted with accuracy.  As a result, the actual value you would receive if you sold the Notes in any secondary market, if any, should be expected to differ materially from the estimated initial value of your Notes.

•
Market Disruption Events or Unavailability of the Level of the Index and Adjustments – The payment at maturity, the valuation date and the Reference Asset are subject to adjustment as described in the product prospectus supplement.  For a description of what constitutes a market disruption event as well as the consequences of that market disruption event and the unavailability of the level of the Index on the valuation date, see “General Terms of the Notes—Unavailability of the Level of the Reference Asset” and “—Market Disruption Events” in the product prospectus supplement.

Historical Information

The following graph sets forth the historical performance of the Index based on the daily closing levels from January 1, 2002 through November 24, 2014.  The closing level of the Index on November 24, 2014 was 1,453.92.

We obtained the Index closing levels below from Bloomberg L.P.  We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P.  The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Final Level.  We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

All disclosures contained in this pricing supplement regarding the Index, including, without limitation, its make up, method of calculation, and changes in its components, have been derived from publicly available sources. The information reflects the policies of, and is subject to change by, S&P Dow Jones Indices LLC (“S&P”). S&P, which owns the copyright and all other rights to the Index, has no obligation to continue to publish, and may discontinue publication of, the Index. The consequences of S&P discontinuing publication of the Index are discussed in the section of the product prospectus supplement entitled “General Terms of the Notes—Unavailability of the Level of the Reference Asset.” Neither we nor RBCCM accepts any responsibility for the calculation, maintenance or publication of the Index or any successor index.

The Index is intended to provide a benchmark for the performance of publicly traded mid-sized U.S. companies. The Index tracks the stock price movement of 400 companies with mid-sized market capitalizations, ranging from $1.4 billion to $5.9 billion. The calculation of the level of the Index is based on the relative value of the aggregate market value of the common stocks of 400 companies as of a particular time compared to the aggregate average market value of the common stocks of 400 similar companies on the base date of June 28, 1991.

S&P chooses companies for inclusion in the Index with the aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of the medium capitalization segment of the U.S. equity market. Relevant criteria employed by S&P include U.S. company status, a market capitalization range between $1.4 billion and $5.9 billion, financial viability, adequate liquidity, and a public float of at least 50%, sector representation, and status as an operating company. Ten main groups of companies comprise the Index, with the approximate percentage of the market capitalization of the Index included in each group as of  October 31, 2014 indicated in parentheses: Financials (23.2%); Information Technology (16.9%); Industrials (15.8%); Consumer Discretionary (13.6%); Health Care (9.8%); Materials (7.4%); Utilities (4.9%); Energy (4.7%); Consumer Staples (3.1%); and Telecommunication Services (0.5%). S&P from time to time, in its sole discretion, may add companies to, or delete companies from, the Index to achieve the objectives stated above. S&P calculates the Index by reference to the prices of the constituent stocks of the Index without taking account of the value of dividends paid on those stocks. As a result, the return on the Notes will not reflect the return you would realize if you actually owned the constituent stocks and received the dividends paid on those stocks.

Computation of the Index

While S&P currently employs the following methodology to calculate the Index, no assurance can be given that S&P will not modify or change this methodology in a manner that may affect the Payment at Maturity.

Historically, the market value of any component stock of the Index was calculated as the product of the market price per share and the number of then outstanding shares of such component stock. In March 2005, S&P began shifting the Index halfway from a market capitalization weighted formula to a float-adjusted formula, before moving the Index to full float adjustment on September 16, 2005. S&P’s criteria for selecting stocks for the Index did not change with the shift to float adjustment. However, the adjustment affects each company’s weight in the Index.

Under float adjustment, the share counts used in calculating the Index reflect only those shares that are available to investors, not all of a company’s outstanding shares. Float adjustment excludes shares that are closely held by control groups, other publicly traded companies or government agencies.

In September 2012, all shareholdings representing more than 5% of a stock’s outstanding shares, other than holdings by “block owners,” were removed from the float for purposes of calculating the Index.  Generally, these “control holders” will include officers and directors, private equity, venture capital and special equity firms, other publicly traded companies that hold shares for control, strategic partners, holders of restricted shares, ESOPs, employee and family trusts, foundations associated with the company, holders of unlisted share classes of stock, government entities at all levels (other than government retirement/pension funds) and any individual person who controls a 5% or greater stake in a company as reported in regulatory filings.  However, holdings by block owners, such as depositary banks, pension funds, mutual funds and ETF providers, 401(k) plans of the company, government retirement/pension funds, investment funds of insurance companies, asset managers and investment funds, independent foundations and savings and investment plans, will ordinarily be considered part of the float.

Treasury stock, stock options, restricted shares, equity participation units, warrants, preferred stock, convertible stock, and rights are not part of the float. Shares held in a trust to allow investors in countries outside the country of domicile, such as depositary shares and Canadian exchangeable shares are normally part of the float unless those shares form a control block.  If a company has multiple classes of stock outstanding, shares in an unlisted or non-traded class are treated as a control block.

For each stock, an investable weight factor (“IWF”) is calculated by dividing the available float shares by the total shares outstanding.  As of September 21, 2012, available float shares are defined as the total shares outstanding less shares held by control holders.  This calculation is subject to a 5% minimum threshold for control blocks.  For example, if a company’s officers and directors hold 3% of the company’s shares, and no other control group holds 5% of the company’s shares, S&P would assign that company an IWF of 1.00, as no control group meets the 5% threshold.  However, if a company’s officers and directors hold 3% of the company’s shares and another control group holds 20% of the company’s shares, S&P would assign an IWF of 0.77, reflecting the fact that 23% of the company’s outstanding shares are considered to be held for control.  For companies with multiple classes of stock, S&P calculates the weighted average IWF for each stock using the proportion of the total company market capitalization of each share class as weights.

The Index is calculated using a base-weighted aggregate methodology. The level of the Index reflects the total market value of all 400 component stocks relative to the base date of June 28, 1991. An indexed number is used to represent the results of this calculation in order to make the level easier to use and track over time. The actual total market value of the component stocks on the base date has been set to an indexed level of 100. This is often indicated by the notation June 28, 1991 = 100. In practice, the daily calculation of the Index is computed by dividing the total market value of the component stocks by the “index divisor.” By itself, the index divisor is an arbitrary number. However, in the context of the calculation of the Index, it serves as a link to the original base period level of the Index. The index divisor keeps the Index comparable over time and is the manipulation point for all adjustments to the Index, which is index maintenance.

Index Maintenance

Index maintenance includes monitoring and completing the adjustments for company additions and deletions, share changes, stock splits, stock dividends, and stock price adjustments due to company restructuring or spinoffs. Some corporate actions, such as stock splits and stock dividends, require changes in the common shares outstanding and the stock prices of the companies in the Index, and do not require index divisor adjustments.

To prevent the level of the Index from changing due to corporate actions, corporate actions which affect the total market value of the Index require an index divisor adjustment. By adjusting the index divisor for the change in market value, the level of the Index remains constant and does not reflect the corporate actions of individual companies in the Index. Index divisor adjustments are made after the close of trading and after the calculation of the Index closing level.

Changes in a company’s shares outstanding of 5.00% or more due to mergers, acquisitions, public offerings, tender offers, Dutch auctions, or exchange offers are made as soon as reasonably possible. All other changes of 5.00% or more (due to, for example, company stock repurchases, private placements, redemptions, exercise of options, warrants, conversion of preferred stock, notes, debt, equity participation units, at the market offerings, or other recapitalizations) are made weekly and are announced on Wednesdays for implementation after the close of trading on the following Wednesday. Changes of less than 5.00% due to a company’s acquisition of another company in the Index are made as soon as reasonably possible. All other changes of less than 5.00% are accumulated and made quarterly on the third Friday of March, June, September, and December, and are usually announced two to five days prior.

Changes in IWFs of more than five percentage points caused by corporate actions (such as merger and acquisition activity, restructurings, or spinoffs) will be made as soon as reasonably possible. Other changes in IWFs will be made annually when IWFs are reviewed.

License Agreement

S&P® is a registered trademark of Standard & Poor’s Financial Services LLC and Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC (“Dow Jones”).  These trademarks have been licensed for use by S&P Dow Jones Indices LLC. “Standard & Poor’s®”, “S&P MidCap 400®” and “S&P®” are trademarks of Standard & Poor’s Financial Services LLC. These trademarks have been sublicensed for certain purposes by us.  The Index is a product of S&P Dow Jones Indices LLC and/or its affiliates and has been licensed for use by us.

The Notes are not sponsored, endorsed, sold or promoted by S&P Dow Jones Indices LLC, Dow Jones, Standard & Poor’s Financial Services LLC or any of their respective affiliates (collectively, “S&P Dow Jones Indices”).  S&P Dow Jones Indices make no representation or warranty, express or implied, to the holders of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly or the ability of the Index to track general market performance.  S&P Dow Jones Indices’ only relationship to us with respect to the Index is the licensing of the Index and certain trademarks, service marks and/or trade names of S&P Dow Jones Indices and/or its third party licensors.  The Index is determined, composed and calculated by S&P Dow Jones Indices without regard to us or the Notes.  S&P Dow Jones Indices have no obligation to take our needs or the needs of holders of the Notes into consideration in determining, composing or calculating the Index.  S&P Dow Jones Indices are not responsible for and have not participated in the determination of the prices, and amount of the Notes or the timing of the issuance or sale of the Notes or in the determination or calculation of the equation by which the Notes are to be converted into cash.  S&P Dow Jones Indices have no obligation or liability in connection with the administration, marketing or trading of the Notes.  There is no assurance that investment products based on the Index will accurately track index performance or provide positive investment returns.  S&P Dow Jones Indices LLC and its subsidiaries are not investment advisors.  Inclusion of a security or futures contract within an index is not a recommendation by S&P Dow Jones Indices to buy, sell, or hold such security or futures contract, nor is it considered to be investment advice.   Notwithstanding the foregoing, CME Group Inc. and its affiliates may independently issue and/or sponsor financial products unrelated to the Notes currently being issued by us, but which may be similar to and competitive with the Notes.  In addition, CME Group Inc. and its affiliates may trade financial products which are linked to the performance of the Index.  It is possible that this trading activity will affect the value of the Notes.

S&P DOW JONES INDICES DO NOT GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS AND/OR THE COMPLETENESS OF THE INDEX OR ANY DATA RELATED THERETO OR ANY COMMUNICATION, INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATION (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO.  S&P DOW JONES INDICES SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS, OR DELAYS THEREIN.  S&P DOW JONES INDICES MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE OR AS TO RESULTS TO BE OBTAINED BY US, HOLDERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE INDEX OR WITH RESPECT TO ANY DATA RELATED THERETO.  WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL S&P DOW JONES INDICES BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE, OR CONSEQUENTIAL DAMAGES INCLUDING BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBLITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY, OR OTHERWISE.  THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN S&P DOW JONES INDICES AND US, OTHER THAN THE LICENSORS OF S&P DOW JONES INDICES.

Supplemental Plan of Distribution

J.P. Morgan Securities LLC will act as placement agent for the Notes and will receive a fee from us or one of our affiliates of $30 per $1,000 in principal amount of the Notes. J.P. Morgan Securities LLC may act on behalf of an affiliate and may reallow all or a portion of fees received in connection with the distribution of the Notes to such affiliate.

Delivery of the Notes will be made against payment for the Notes on November 28, 2014, which is the third business day following the pricing date (this settlement cycle being referred to as “T+3”).

In addition, RBCCM or another of its affiliates or agents may use this document in market-making transactions after the initial sale of the Notes, but is under no obligation to do so and may discontinue any market-making activities at any time without notice.

The value of the Notes shown on your account statement will be based on RBCCM’s estimate of the value of the Notes if RBCCM or another of our affiliates were to make a market in the Notes (which it is not obligated to do).  That estimate will be based upon the price that RBCCM may pay for the Notes in light of then prevailing market conditions, our creditworthiness and transaction costs.  For a period of approximately six months after the issue date of the Notes, the price shown on your account statement is expected to be higher than RBCCM’s estimated value of the Notes.  This is because the estimated value of the Notes reflects the reduction of the underwriting discount and our hedging costs and profits; however, the value of the Notes shown on your account statement during that period is expected to be a higher amount, reflecting the amortization of RBCCM’s underwriting discount and our estimated profit from hedging the Notes.  After this period, if RBCCM repurchases your Notes, it expects to do so at prices that reflect its estimated value.

The Notes are our debt securities, the return on which is linked to the performance of the Index.  As is the case for all of our debt securities, including our structured notes, the economic terms of the Notes reflect our actual or perceived creditworthiness at the time of pricing.  In addition, because structured notes result in increased operational, funding and liability management costs to us, we typically borrow the funds under these Notes at a rate that is more favorable to us than the rate that we might pay for a conventional fixed or floating rate debt security of comparable maturity.  This relatively lower implied borrowing rate, which is reflected in the economic terms of the Notes, along with the fees and expenses associated with structured notes, reduced the estimated initial value of the Notes at the time the terms of the Notes were set.

In order to satisfy our payment obligations under the Notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) on the issue date with RBCCM or one of our other subsidiaries.  The terms of these hedging arrangements take into account a number of factors, including our creditworthiness, interest rate movements, the volatility of the Index, and the tenor of the Notes.  The economic terms of the Notes depend in part on the terms of these hedging arrangements.

The lower implied borrowing rate, the underwriting commission and the hedging-related costs relating to the Notes reduced the economic terms of the Notes to you and resulted in the estimated initial value for the Notes being less than their public offering price.  See “Selected Risk Considerations—The Estimated Initial Value of the Notes Is Less than the Price to the Public” above.

U.S. Federal Tax Consequences

In the opinion of our counsel, Morrison & Foerster LLP, it would generally be reasonable to treat a Note with terms described herein as a pre-paid cash-settled derivative contract in respect of the Index for U.S. federal income tax purposes, and the terms of the Notes require a holder and us (in the absence of a change in law or an administrative or judicial ruling to the contrary) to treat the Notes for all tax purposes in accordance with such characterization.  However, the U.S. federal income tax consequences of your investment in the Notes are uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different from that described in the preceding sentence.  Please see the discussion in the product prospectus supplement dated July 25, 2013 under “Supplemental Discussion of U.S. Federal Income Tax Consequences,” which applies to the Notes.

A “dividend equivalent” payment is treated as a dividend from sources within the U.S. and such payments generally would be subject to a 30% U.S. withholding tax if paid to a non-U.S. holder (as defined in the product prospectus supplement).  Under proposed U.S. Treasury Department regulations, certain payments (including deemed payments) that are contingent upon or determined by reference to actual or estimated U.S. source dividends, with respect to certain equity-linked instruments, whether explicitly stated or implicitly taken into account in computing one or more of the terms of such instruments, including the Notes, may be treated as dividend equivalents.  If enacted in their current form, the regulations will impose a withholding tax on payments made on the Notes on or after January 1, 2016 that are treated as dividend equivalents.  However, the U.S. Treasury Department and Internal Revenue Service have announced that they intend to limit this withholding to equity-linked instruments issued on or after the date that is 90 days after the date of publication in the U.S. Federal Register of final regulations addressing dividend equivalent withholding. If any payments are treated as dividend equivalents subject to withholding, we (or the applicable paying agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.

Terms Incorporated in the Master Note

All of the terms appearing in the section “Key Terms” (except the item captioned “Estimated Value”) and “U.S. Federal Tax Consequences” in this pricing supplement, and the applicable terms included in the product prospectus supplement, the Series F MTN prospectus supplement and the prospectus are incorporated into the master global note that represents the Notes and is held by The Depository Trust Company.

Validity of the Notes

In the opinion of Norton Rose Fulbright Canada LLP, the issue and sale of the Notes has been duly authorized by all necessary corporate action of the Bank in conformity with the indenture, and when the Notes have been duly executed, authenticated and issued in accordance with the indenture, the Notes will be validly issued and, to the extent validity of the Notes is a matter governed by the laws of the Province of Ontario or Québec, or the laws of Canada applicable therein, and will be valid obligations of the Bank, subject to applicable bankruptcy, insolvency and other laws of general application affecting creditors’ rights, equitable principles, and subject to limitations as to the currency in which judgments in Canada may be rendered, as prescribed by the Currency Act (Canada).  This opinion is given as of the date hereof and is limited to the laws of the Provinces of Ontario and Quebec and the federal laws of Canada applicable thereto.  In addition, this opinion is subject to customary assumptions about the Trustee’s authorization, execution and delivery of the indenture and the genuineness of signatures and certain factual matters, all as stated in the letter of such counsel dated July 24, 2013, which has been filed as Exhibit 5.1 to Royal Bank’s Form 6-K filed with the SEC on July 24, 2013.

In the opinion of Morrison & Foerster LLP, when the Notes have been duly completed in accordance with the indenture and issued and sold as contemplated by the prospectus supplement and the prospectus, the Notes will be valid, binding and enforceable obligations of Royal Bank, entitled to the benefits of the indenture, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith).  This opinion is given as of the date hereof and is limited to the laws of the State of New York.  This opinion is subject to customary assumptions about the Trustee’s authorization, execution and delivery of the indenture and the genuineness of signatures and to such counsel’s reliance on the Bank and other sources as to certain factual matters, all as stated in the legal opinion dated July 24, 2013, which has been filed as Exhibit 5.2 to the Bank’s Form 6-K dated July 24, 2013.